UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
__________________

FORM 6-K
_____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

May 23, 2024
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

2100-733 SEYMOUR STREET
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)

 001-41683
(Commission File Number)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	News Release - Pan American Silver Releases 2023 Sustainability Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: May 23, 2024	By:	/s/ “Christopher Lemon”
Christopher Lemon
Chief Legal and Human Resources Officer, General Counsel